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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          ZEIGLER COAL HOLDING COMPANY

                           (NAME OF SUBJECT COMPANY)

                          ZEIGLER COAL HOLDING COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                  989286 10 9

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 --------------

                                BRENT L. MOTCHAN
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          ZEIGLER COAL HOLDING COMPANY
                                 50 JEROME LANE
                        FAIRVIEW HEIGHTS, ILLINOIS 62208
                                 (618) 394-2400

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

                               GLEN E. HESS, P.C.
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4800

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ITEM 1.   SECURITY AND SUBJECT COMPANY

    The name of the subject company is Zeigler Coal Holding Company, a Delaware corporation (the "COMPANY" or "ZEIGLER"). The address of the principal executive offices of the Company is 50 Jerome Lane, Fairview Heights, Illinois 62208. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "STATEMENT" or this "SCHEDULE 14D-9") relates to the Company's common stock, $.01 par value (the "Shares").

ITEM 2.   TENDER OFFER OF BIDDER

    This statement relates to a tender offer by Zeigler Acquisition Corporation ("PURCHASER"), a Delaware corporation and a wholly owned subsidiary of AEI Resources, Inc., a Delaware corporation ("PARENT"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated August 5, 1998 (the "SCHEDULE 14D-1"), to purchase all outstanding Shares at a price of $21.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1998 (the "OFFER TO PURCHASE"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "OFFER").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 3, 1998 (the "MERGER AGREEMENT"), by and among Parent, Purchaser and the Company. The Offer is subject to certain conditions. The Merger Agreement provides that, if the Offer is consummated pursuant to its terms, Purchaser will be merged with and into the Company (the "MERGER"), and the Company will continue as the surviving corporation (the "SURVIVING CORPORATION"). A copy of the Merger Agreement is filed as EXHIBIT 1 hereto and incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 1500 North Big Run Road, Ashland, Kentucky 41102.

ITEM 3.   IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Except as described herein or on pages 5 and 6 of the Company's proxy statement dated April 2, 1998 (the "1998 PROXY STATEMENT") relating to the Company's 1998 Annual Meeting of Stockholders, which are filed as EXHIBIT 2 to this Statement and are incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates. Certain information pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder is contained in the Information Statement attached as Annex I hereto.

THE MERGER AGREEMENT

    The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. The Offer to Purchase has been filed with the Securities and Exchange Commission (the "COMMISSION") as an exhibit to the
Schedule 14D-1, a copy of which Schedule 14D-1 is enclosed with this Schedule 14D-9. The Merger Agreement is also incorporated herein by reference. The Merger Agreement and the summary thereof should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors and is qualified in its entirety by reference to the Merger

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Agreement. For the purposes of this Item 3(b), capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

THE OFFER

    The Merger Agreement requires that no later than two business days after the public announcement of the terms of this Agreement, (i) Parent and Purchaser file Purchaser's Tender Offer Statement on Schedule 14D-1 with the Commission and commence the Offer in accordance with the requirements of Regulations 14D and 14E promulgated under the Exchange Act and (ii) the Company file with the Commission the Company's Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer, which will be mailed to the holders of Shares and contains the recommendation of the Company's Board of Directors that holders of Shares accept the Offer. Parent, Purchaser and the Company have each agreed to use its reasonable best efforts to cause all the Offer Conditions to be fulfilled and to avoid the occurrence of any event or to cure any event that may prevent the Offer Conditions from being fulfilled.

    The obligation of Purchaser to accept for payment and pay for any Shares tendered pursuant to the Offer is subject only to the conditions to the Offer set forth in Section 13 (the "OFFER CONDITIONS"). Without the prior written consent of the Company, Purchaser may not decrease the Offer Price or change the form of consideration payable in the Offer, decrease the number of Shares Purchaser seeks to purchase in the Offer, change the Offer Conditions, impose additional conditions to the Offer, or amend any other term of the Offer in any manner adverse to the holders of Shares. Purchaser may waive any condition to the Offer other than the Minimum Condition without the consent of the Company. Subject to the satisfaction of all the Offer Conditions as of any Expiration Date, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such Expiration Date. Parent must make reasonable provision for payment of the Offer proceeds to be made by wire transfer of immediately available funds to any person tendering Shares representing more than 1% of the outstanding Shares.

BOARD REPRESENTATION

    Promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate at least a number of directors on the Company's Board of Directors equal to the product of
(i) the total number of directors on the Company's Board of Directors and (ii) Purchaser's percentage ownership of the outstanding Shares of the Company. The Company will either increase the size of the Company's Board of Directors or secure the resignation of the necessary number of directors to enable Purchaser's designees to be elected to the Company's Board of Directors, and will cause such designees to be elected to the Company's Board of Directors.

COMPANY STOCK OPTIONS

    The Merger Agreement provides that promptly after the commencement of the Offer, the Company must offer to cancel any and all of the outstanding options to purchase Shares and each outstanding stock appreciation right (each such option to purchase one share and each such unit representing one share being referred to as an "OPTION") granted under the Company's Incentive Stock Option Plan and the Company's Stock Appreciation Rights Plan (together, the "OPTION PLAN") for cash consideration as follows. Each holder of a vested Option (after giving consideration to any acceleration of vesting provided in the Option Plan or the Company's Special Bonus and Severance Plan (the "SBS PLAN")) will be offered the right to have 100% of his or her Options canceled by the Company in consideration of a payment by the Company for each Option in an amount equal to the excess of the Offer Price over the applicable exercise price of such Option (the "OPTION CONSIDERATION"). Cancellation of and payment of the consideration for the Options will be conditioned upon the purchase of Shares by the Purchaser pursuant to the Offer. If the Purchaser purchases Shares pursuant to the Offer, the Options will be

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canceled and the consideration therefor will be paid as promptly as possible following the purchase of Shares by the Purchaser upon expiration of the Offer.

    The Merger Agreement also provides that at the Effective Time, each then outstanding Option will be converted automatically into the right to receive the Option Consideration, but only to the extent then vested and exercisable, taking into account any acceleration of vesting provided for in the Option Plan or the SBS Plan. The Option Consideration will be paid upon delivery of any then outstanding Options by or on behalf of the Option holder.

THE MERGER

    The Merger Agreement provides that at the Effective Time (as defined below) and upon the terms and subject to the conditions of the Merger Agreement and Delaware law, Purchaser will merge with and into the Company, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation, succeeding to and assuming all the rights and obligations of Purchaser in accordance with Delaware law.

    As soon as practicable after the satisfaction or waiver of the conditions to the Merger, the parties will file a certificate of ownership and merger with the Secretary of State of the State of Delaware and will make all other filings or recordings required under Delaware law. The Merger will become effective upon the filing of the certificate of ownership and merger or such later time specified in such certificate (the "EFFECTIVE TIME").

    At the Effective Time, (i) each Share not purchased by Purchaser in the Offer (other than Shares held by stockholders who properly exercise appraisal rights under Delaware law and Shares owned by the Company or one of its subsidiaries or by Parent or Purchaser or one of its subsidiaries) will be converted by operation of law into the right to receive the Merger Consideration in cash, payable to the holder, without interest, upon surrender of the certificate formerly representing such Common Share, (ii) each Share owned by the Company or one of its subsidiaries or by Parent or Purchaser or one of its subsidiaries will be canceled without payment, and (iii) each share of the common stock of the Purchaser outstanding immediately before the Effective Time will be converted into one share of common stock of the Company, as the surviving corporation of the Merger.

    Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing will have the right to demand appraisal for such Shares in accordance with Delaware law unless such holder fails to perfect or withdraws or otherwise loses his or her right to appraisal and payment under Delaware law. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, the holder's Shares will be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration without interest.

    Promptly after the Effective Time, the surviving corporation will mail each record holder as of the Effective Time a letter of transmittal and instructions for effecting the surrender of certificates that represented Shares prior to the Effective Time for the Merger Consideration. Upon surrender of the certificate(s) representing a holder's Shares, together with a completed and validly executed letter of transmittal, such holder will be entitled to receive the Merger Consideration in respect thereof. Until so surrendered or exchanged, each certificate will represent only the right to receive the Merger Consideration.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various customary representations and warranties of the Company, including representations by the Company as to: (i) organization, qualification and similar corporate matters of the Company and its subsidiaries, (ii) capitalization of the Company and its subsidiaries, (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement, (iv) the non-contravention of the Merger Agreement and related transactions with any provision of the Company's certificate of incorporation or bylaws, material contract, order, law or regulation to which the

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Company or its subsidiaries is a party or by which it is bound or obligated, (v)
the filing of required Commission reports and the absence of untrue statements of material facts or omissions of material facts in such reports, (vi) the absence of changes or events which have had a material adverse effect on the Company, (vii) the absence of any untrue statement of a material fact or omission of any material fact required to be stated in any recommendation statement of the Company's Board of Directors or document related to the Offer,
(viii) material transactions outside the ordinary course of the Company's business consistent with past practice, (ix) real property ownership and the possession and enforceability of real property leases, (x) ownership of personal property and operating condition of machinery and equipment, (xi) claims and litigation, (xii) the filing of tax returns and the payment of taxes, (xiii) possession and validity of mining permits necessary to carry on the Company's business as presently conducted, (xiv) compliance with laws, rules, statutes, orders, ordinances or regulations, and material notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchise or other instruments or obligations of the Company or any of its subsidiaries, (xv) the absence of environmental claims and compliance with all environmental, mining and safety laws and regulations, (xvi) possession of necessary rights and licenses in intellectual property, (xvii) contracts, agreements, indentures, leases, mortgages, licenses, plans, arrangements, understandings, commitments and other instruments (the "Significant Agreements"), (xviii) employee benefit matters, (xix) required consents and approvals of governmental or regulatory authorities, (xx) possession of insurance policies, (xxi) the absence of payments to any intermediary other than listed intermediaries of any finder's, professional or other fee or commission, (xxii) labor matters, (xxiii) continued eligibility of the Company and its subsidiaries to receive mining permits,
(xxiv) transactions between the Company, its affiliates and related parties, and
(xxv) the inapplicability of state takeover statutes. Many of the representations and warranties are qualified by materiality requirements.

    The Merger Agreement contains various customary representations and warranties of Parent and Purchaser, including representations by Parent and Purchaser as to: (i) organization, qualification and similar corporate matters of Parent and Purchaser, (ii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement, (iii) the non-contravention of the Merger Agreement and related transactions with any provision of the certificate of incorporation or by-laws of Parent or Purchaser, material contract, order, law or regulation to which Parent or Purchaser is a party or by which it is bound or obligated, (iv) required consents and approvals of governmental or regulatory authorities, (v) the absence of untrue statements of material facts or omissions of material facts in any documents related to the Offer and in information provided to the Company in connection with the Schedule 14D-1 and proxy statement, (vi) Purchaser's receipt and the continued effectiveness of the Commitment Letter from UBS AG to provide the funds necessary to satisfy Purchaser's obligations under the Merger Agreement, (vii) the solvency of the Company after the Effective Time of the Merger, and (viii) the beneficial ownership of Shares by Parent or Purchaser immediately prior to execution of the Merger Agreement.

COVENANTS

    CONDUCT OF BUSINESS OF THE COMPANY. During the term of the Merger Agreement until the purchase of Shares by Purchaser, the Company and its subsidiaries will each conduct its operations in the ordinary course of business consistent with past practice, and the Company and its subsidiaries will each use all reasonable efforts to preserve its business organization, to keep available the services of its present officers and key employees and to preserve the goodwill of those having business relationships with it.

    Accordingly, prior to the purchase of Shares by Purchaser, neither the Company nor any of its subsidiaries may, without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed, engage or agree to engage in an enumerated list of transactions. The types of transactions requiring Parent's prior approval, subject to certain threshhold amounts or levels in certain

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cases, include actions by the Company or its subsidiaries to: (i) amend its
Certificate of Incorporation or by-laws or comparable organizational documents;
(ii) authorize for issuance, issue, reissue, pledge, sell, any stock of any class or any other securities, except for issuances of capital stock of the subsidiaries to the Company or a wholly owned subsidiary of the Company and the issuance of Shares pursuant to the exercise of Options outstanding as of the date of the Merger Agreement; (iii) declare, set aside or pay any dividend or other distribution in respect of any class or series of its capital stock other than between any of the Company and any of its wholly owned subsidiaries; (iv) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any Shares or any other capital stock of the Company; (v) make any loans, advances or capital contributions to, or investments in, any other person in excess of $500,000, except for loans, advances, capital contributions or investments between any subsidiary of the Company and the Company or another wholly owned subsidiary of the Company; (vi) fail to (a) maintain the real property in a manner consistent with past practice, subject to certain specified exceptions, (b) pay when due all taxes, water and sewer rents, assessments and insurance premiums affecting the real property and (c) timely comply with the terms and provisions of all leases, contracts and agreements relating to or affecting the real property and the use and operation thereof, other than such failures that would not have a material adverse effect on the Company; (vii) enter into, establish, adopt, amend or renew any material employment, consulting, severance or similar agreements or arrangements with any director, officer or employee; grant any salary or wage increase or establish, adopt, amend, or increase benefits under, any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, welfare benefit contract, plan or arrangement; (viii) enter into any material labor or collective bargaining agreement, memorandum of understanding, grievance settlement or any other agreement or commitment to or relating to any labor union other than in the ordinary course of business consistent with past practice; (ix) take other specified actions outside the ordinary course of business consistent with past practice; (x) consummate its investment in Louisiana Generating LLC, or waive, modify or terminate in any manner adverse to the Company its rights under the joint development agreement, among the Company, Southern Electric International, Inc. and NRG Energy Inc., in connection with Cajun Electric Power Cooperative, Inc. (the "JOINT DEVELOPMENT AGREEMENT"); (xi) waive, modify, amend or terminate any confidentiality, standstill or other similar agreement to which the Company or any of its subsidiaries is a party; or (xii) agree to take any action which would violate the foregoing covenants.

    ACCESS TO INFORMATION. The Company will give Parent and Purchaser and their representatives reasonable access to all necessary information. Parent and Purchaser have agreed to be bound by a Confidentiality Agreement dated March 6, 1998.

    REASONABLE EFFORTS; NOTICE OF CERTAIN DEVELOPMENTS. Each of the parties will use its reasonable efforts to take all actions and do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Offer and the Merger Agreement. Each of the parties will promptly inform the other party of any event or circumstance that is discovered at any time before the Effective Time that should be set forth in an amendment to the Schedule 14D-1 or Schedule 14D-9.

    PUBLIC ANNOUNCEMENTS. Parent and Purchaser, on the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Merger Agreement except as required by applicable law or by any rule or regulation of the NYSE.

    INDEMNIFICATION. For a period not less than six years from the Effective Time, (i) all existing rights of directors and officers to indemnification as provided in the respective charters or by-laws of the Company and its subsidiaries or in an agreement with the Company will remain in full force, and
(ii) in accordance with such rights, Parent will indemnify and hold harmless the directors and officers of the Company and its subsidiaries from and against any action, proceeding or investigation arising out of

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events occurring prior to, and including, the Effective Time and will pay all reasonable expenses (including legal and the cost of any investigation and preparation) incurred in connection therewith.

    Parent will cause the Company to maintain in effect for six years after the Effective Time, for the benefit of all current and former directors and officers of the Company the coverage provided by the current directors' and officers' liability insurance policies maintained by the Company; provided, however, that
(i) the Company will not be required to incur any annual premium in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement for all current directors' and officers' liability insurance policies maintained by the Company and if the Company is unable to obtain the required insurance it shall obtain as much comparable insurance as possible for an annual premium equal to this maximum amount and (ii) the Company may substitute policies that are not less advantageous.

    NOTIFICATION OF CERTAIN MATTERS. The Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, as the case may be, of (i) the occurrence or non-occurrence of any event which would be reasonably likely to demonstrate that any representation or warranty contained in the Merger Agreement was or is untrue or inaccurate or reasonably likely to cause any material covenant, condition or agreement not to be satisfied in all material respects and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement under the Merger Agreement in any material respect.

    NO SOLICITATION. The Merger Agreement requires the Company immediately to cease any existing activities, discussions and negotiations with any third parties with respect to any inquiry, proposal or offer for any recapitalization, merger, consolidation or other business combination involving the Company, or acquisition of any capital stock (other than upon exercise of the Options which are outstanding as of the date of the Merger Agreement) or any portion of the assets (except for certain specified assets and acquisitions of assets in the ordinary course of business consistent with past practice) of the Company and its subsidiaries, or any combination of the foregoing (a "COMPETING TRANSACTION"). The Company will not, directly or indirectly, through any officer, director, employee, representative or agent or any of its subsidiaries,
(i) solicit, initiate, encourage, facilitate, furnish or disclose non-public information in furtherance of a Competing Transaction or negotiate with any person for the purpose of facilitating any Competing Transaction provided that prior to the purchase of the Shares by the Purchaser pursuant to the Offer, the Company may furnish information to, and negotiate or otherwise engage in discussions with, any party who makes a bona fide proposal regarding a Competing Transaction which was not solicited by the Company after the date of the Merger Agreement and which does not violate any standstill agreement if the Board of Directors after consultation with its counsel determines in good faith that failing to consider and cooperate with such other party regarding such Competing Transaction would constitute a breach of the fiduciary duties of the Board to the Company's stockholders under applicable law, and, provided further, that in no event does the term "Competing Transaction" include a sale or other disposition of any non-coal assets.

    The Company must immediately advise Parent in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction, which becomes known to the Company's Board of Directors during the term of the Merger Agreement. The Company must keep Parent fully apprised of the status and terms of any proposal relating to a Competing Transaction on a current basis.

    If, prior to the purchase of Shares by the Purchaser pursuant to the Offer, the Company's Board of Directors after consultation with its financial and legal advisors determines in good faith that any written proposal from a third party for a Competing Transaction received after the date of the Merger Agreement that was not solicited by the Company or any of its subsidiaries in violation of the Merger Agreement is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement and is in the best interest of the stockholders of the Company,

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the Company may terminate the Merger Agreement at any time prior to the purchase of Shares by Purchaser and enter into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to such Competing Transaction provided that, (i) the Company provides written notice of such termination to Parent at least three full business days prior to the effectiveness of such termination, (ii) the Company delivers to Parent within five business days following such termination cash in an amount equal to Parent's costs as estimated by Parent in good faith prior to the date of such delivery but in no event to exceed $10,000,000 and the Termination Fee described below, and (iii) the Company and the other party to the Competing Transaction deliver a written acknowledgment that the Company and such other party have irrevocably waived any right to contest any payments as provided above.

CONDITIONS TO CONSUMMATION OF THE MERGER

    The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or, if appropriate, waiver of the following conditions:

    PURCHASE OF SHARES. The Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, provided that the condition shall be deemed satisfied as to Parent and Purchaser if Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer. All conditions to the Offer, which are set forth in Annex I to the Merger Agreement, are summarized in Section 13.

    NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order or preliminary or permanent injunction shall be entered in any action or proceeding before any court, and no statute, rule, regulation, legislation, or order shall be enacted, entered, enforced, amended or issued by any United States legislative body, court, government or governmental, administrative or regulatory authority or agency (other than the waiting period provisions of the HSR Act) which shall remain in effect and which shall have the effect of (x) making illegal or restraining or prohibiting the making of the Offer, the acceptance for payment of, or payment for, the Shares by Parent, Purchaser or any other affiliate of Parent, or the consummation of the Offer or the Merger or (y) imposing limitations on the ability of Purchaser effectively to acquire or hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares on all matters properly presented to the shareholders of the Company; provided, that Parent, to the extent provided in the Merger Agreement, shall, if necessary to prevent the taking of such action, or the enactment, enforcement, amendment, issuance or application of any statute, rule, regulation, legislation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture; (ii) no proceeding brought by an administrative agency or commission or other domestic governmental entity seeking any of the foregoing shall be pending; and (iii) no action or proceeding shall be commenced following the date of the Merger Agreement and be pending before any court which, if adversely determined, could reasonably be expected to have a material adverse effect on the Company.

TERMINATION; AMENDMENTS; WAIVER

    TERMINATION. The Merger Agreement provides that at any time prior to the Effective Time the Merger Agreement may be terminated and the Merger may be abandoned: (i) by the mutual written consent of Parent and the Company; (ii) by the Company if the Purchaser fails to commence the Offer in accordance with the Merger Agreement or fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement; (iii) by Parent or Company if the Offer is terminated or withdrawn without any Shares being purchased, provided that neither Parent nor the Company may terminate the Merger Agreement if such party materially breached the Merger Agreement, or in the case of Parent, if it or the Purchaser materially violated the terms of the Offer; (iv) by Parent or the Company to the extent that performance is prohibited, enjoined or otherwise materially restrained by any final, non-appealable

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judgment, provided the party seeking to terminate the Merger Agreement has used its reasonable efforts to remove such judgment; (v) by Parent or the Company if
(a) the Financing Condition shall be impossible to satisfy by the end of the twentieth business day following commencement of the Offer, or (b) any of the conditions to the Offer shall be impossible to satisfy by the end of the thirtieth business day following commencement of the Offer unless such circumstance results from the failure of the terminating party to perform its obligations under the Merger Agreement, provided that the Company may not terminate the Merger Agreement if Parent is willing to waive the relevant condition (other than the Minimum Condition, which cannot be waived without the consent of the Company); (vi) by Parent if, prior to the purchase of Shares by Purchaser, the Company's Board of Directors withdraws or modifies in a manner adverse to Parent, or refrains from making the Board Recommendation, or publicly discloses its intention to change such recommendation, or fails to reaffirm the Board Recommendation within five days of receipt from Parent or the Purchaser of a request to so reaffirm the Board Recommendation; (vii) by the Company prior to the purchase of Shares pursuant to the Offer, if the Board after consultation with its financial and legal advisors determines in good faith that any written proposal from a third party for a Competing Transaction received after the date of the Merger Agreement that was not solicited by the Company or any of its Subsidiaries or affiliates in violation of the Merger Agreement is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement and is in the best interest of the stockholders of the Company; (viii) by the Company in the event of any breach of the covenants and/or representations and warranties of Parent and Purchaser contained in the Merger Agreement which has a material adverse effect on the consummation of the transactions contemplated by the Merger Agreement; or (ix) by Parent, if any Stockholder who holds more than five percent of the Shares breaches any of his, her or its obligations under his, her or its Support Agreement, as defined below.

    EFFECT OF TERMINATION; FEES AND EXPENSES. Purchaser must terminate the Offer as soon as practicable following the termination of the Merger Agreement for any reason. If the Merger Agreement is terminated as a result of (i) the Company's Board of Directors withdrawing its recommendation or (ii) the Company's Board of Directors entering into a Competing Transaction, the Company will repay Parent in cash an amount equal to the aggregate amount of reasonable documented expenses not to exceed $10,000,000 and a termination fee of $18,000,000.

    AMENDMENT. The Merger Agreement may be amended by the Company, Parent and Purchaser in a writing signed on behalf of each of the parties; however, after the purchase of Shares pursuant to the Offer, no amendment may be made to decrease the Merger Consideration or which materially adversely affects the rights of the shareholders without approval of such shareholders.

    EXTENSION; WAIVER. Subject to approval by the Company's Board of Directors in the manner described above under "Board Representation," at any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may in writing (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

    (b) BACKGROUND; REASONS FOR THE RECOMMENDATION. The Company's Board of Directors has regularly discussed the Company's performance, consolidation in the coal industry and various coal properties that were for sale, operational issues affecting the Company, the level of the Company's stock price and other factors. As a result of these discussions, the Board at a meeting on December 1, 1997, authorized Messrs. Manley and Reilly, acting as a special committee of the Board (the "Special Committee"), to interview investment banking firms to assist the Company in exploring various alternatives to maximize shareholder value, including a possible sale of the Company. Shortly thereafter, the Company issued a press release announcing such action. At a meeting on December 18, 1997, the Board authorized the retention of Credit Suisse First Boston Corporation ("CSFB"), and such firm was retained to act as financial advisor to assist the Company in this regard.

    At such Board meeting, representatives of CSFB reviewed with the Board various potential alternatives that the Company could consider in order to maximize shareholder value, including the sale of certain assets of the Company and the sale of the entire Company. Following discussion of these alternatives, the Board instructed CSFB to initiate a process for exploring a sale of the Company or certain of its assets and to prepare an offering memorandum for that purpose. During January and early February 1998, a confidential offering memorandum (the "MEMORANDUM") was prepared describing the Company's coal operations and properties and including historical and projected financial data regarding the Company. Beginning on February 5, 1998, the Memorandum was sent to 69 prospective purchasers. The prospective purchasers were selected by the Special Committee and the Company's management, after discussion with CSFB, as parties that might be interested in the acquisition of the Company or principal coal properties of the Company, and included companies in the coal and energy industries as well as financial buyers. At the beginning of March, preliminary bids were received from seven prospective purchasers who expressed an interest in acquiring the entire Company and from other prospective purchasers who indicated various levels of interest in certain assets of the Company. Following the receipt of preliminary bids, representatives of Addington Enterprises, Inc. ("AEI") and another prospective investor (the "PROSPECTIVE INVESTOR"), two of the prospective purchasers who had received copies of the Memorandum, requested and were permitted to act jointly in connection with a possible acquisition of the Company. Based on the preliminary bids, five prospective purchasers (including the two who determined to proceed jointly) attended presentations by management regarding the Company's historical and projected operations and four prospective purchasers (including three who had attended the management presentations) visited certain coal mines and other properties of the Company. Following the preliminary indications of interest the Special Committee requested its advisors to further evaluate the alternative of selling the Company's assets to several purchasers.

    On April 7, 1998 certain of the prospective purchasers were provided with copies of a form of acquisition agreement prepared by the Company's counsel pursuant to which the buyer would acquire the Company in a two step transaction involving a cash tender offer followed by a merger. Recipients were advised to indicate any changes to the form of acquisition agreement as part of any final bid they might make to acquire the Company. Final bids were received on May 22, 1998. Following analysis and discussion of the bids among the Special Committee and the other directors of the Company and the Company's legal and financial advisors, the Board authorized negotiations with respect to the joint bid submitted by Parent, a newly formed holding company for the natural resource operations conducted by AEI, and the Prospective Investor (the "Joint Venture") which had bid to purchase the Company in a cash merger transaction for $21.25 per Share. Following discussions between representatives of CSFB and the Joint Venture which clarified certain aspects of the Joint Venture's bid, the Company and the Joint Venture entered into an agreement to negotiate for sale of the Company exclusively with the Joint Venture until June 25, 1998. Such negotiations occurred between representatives of the Joint Venture and the Company's legal and financial advisors on behalf of the Company through July 7, 1998, at which time representatives of the Prospective Investor advised Mr. Manley that the Prospective Investor had been unable to reach agreement with Parent concerning the terms and structure of the Joint Venture and that accordingly the Prospective Investor would not be involved in an acquisition of the Company.

    On July 10, 1998, representatives of Parent informed the Company's financial advisor that Parent was interested in acquiring the Company without the participation of the Prospective Investor and with financing to be arranged by Warburg Dillon Read LLC ("WDR"). After discussion with and instruction from Mr. Manley (who had reviewed the matter with other directors), representatives of CSFB advised representatives of Parent and WDR of the circumstances under which a proposal to purchase the Company would be considered, including the requirement that adequate financing be available so that a tender offer for any and all of the Company's Shares could close the week of August 31. During the week of July 27, Parent obtained financing commitments from USB AG, Stamford Branch, necessary to fund the acquisition of the Company, including a bridge loan commitment and a bank loan commitment sufficient to close a tender offer for the Company's common stock, subject to various conditions, during the week of August 31, 1998. The Company's representatives had provided a form of acquisition agreement to the representatives of Parent on July 20, 1998, which agreement was negotiated between representatives of Parent and the Company during the week of July 27. By July 31, the principal terms of the acquisition were agreed upon and set forth in a draft merger agreement. Prior to the meeting of the Board that was held on August 3, the draft Merger Agreement, financing commitments and a copy of CSFB's financial presentation were sent to each director of the Company. On August 3, the Board of Directors of the Company met to consider the sale of the Company contemplated by the Merger Agreement. At the meeting, the Board reviewed and discussed with management and the Company's legal and financial advisors the proposed Merger Agreement, the financing commitments, the process leading up to the transaction contemplated by the Merger Agreement and other matters. CSFB rendered to the Board its opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $21.25 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such holders from a financial point of view. Following discussion, the Board of Directors approved the Merger Agreement and resolved to recommend acceptance of the Offer to the Company's stockholders. Each of the directors also agreed to tender his Shares in the Offer and each of the directors, other than Mr. Ericson, executed an agreement with the Company setting forth his obligation to tender such Shares.

    In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

    (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, material developments affecting the coal and energy industries, the nature of the markets in the coal industry and the Company's position in such markets, the historical and current market prices for the Common Stock and the costs, uncertainties and risks of seeking to grow through acquisition of substantial coal properties;

    (ii) a consideration of strategic and other alternatives to the sale of the Company, including the sale of certain assets of the Company, the development of proposals with other parties and continuing to maintain the Company as a public corporation and not engaging in any extraordinary transaction, and the information provided by CSFB as to such alternatives;

    (iii) the terms of the Merger Agreement, including the financing condition and the other conditions to the Offer, the terms of the financing commitments issued by WDR and the business reputation of WDR;

    (iv) that the $21.25 per Share price contemplated by the Merger Agreement represented a significant premium to the trading prices of the Shares prior to the announcement of the process to seek strategic alternatives, and, later, prior to announcement of the Tender Offer, and represented the highest cash price any potential acquiror of the entire Company was willing to offer on acceptable terms;

    (v) the process undertaken on behalf of the Company, which included discussions with potential acquirors, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction;

    (vi) the opinion of CSFB dated August 3, 1998 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $21.25 per Share cash consideration to be received by holders of the Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of CSFB's written opinion dated August 3, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CSFB, is attached hereto as Exhibit 3 and is incorporated herein by reference. CSFB'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF SHARES (OTHER THAN PARENT AND ITS AFFILIATES) AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION OF CSFB AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

    (vii) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an unsolicited written acquisition proposal to the Company, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law and the Merger Agreement permits the Company's Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

    (viii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay termination fees to Parent and, subject to limitation, to reimburse Parent for its actual expenses incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions are acceptable in view of the short duration of the Tender Offer, the length of time since the public announcement that the Company was exploring strategic opportunities to maximize shareholder value, including a possible sale of the Company, and the process conducted on behalf of the Company leading to the approval of the Merger Agreement;

    (ix) the desirability of providing liquidity to holders of substantial amounts of the Shares; and

    (x) strategic considerations, such as the Company's competitive position and the rapid changes, including consolidation, currently occurring in the coal industry.

    The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors, the amount of information considered and the relationships between the various factors the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company has retained CSFB as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB for its services an aggregate financial advisory fee equal to 0.7% of the total consideration (including net debt assumed) payable in connection with the Offer and the Merger. The Company also has agreed to reimburse CSFB for reasonable out-of-pocket expenses, including the fees of legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement. CSFB has in the past provided financial services to the Company unrelated to the Offer and the Merger, for which services CSFB has received compensation. In the ordinary course of business, CSFB and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the knowledge of the Company, no transactions in Shares have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company, other than routine contributions to the Ziegler Stock Fund under the Company's 401(k) plan. See
Item 8 below, which sets forth certain information as to certain related matters.

    (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, all Shares which are held of record or are beneficially owned by such persons. Each of the directors has agreed to tender his Shares in the tender offer and each of the directors, other than Mr. Ericson, has executed an agreement with the Company setting forth his obligation to tender such Shares.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) None.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

    The following information is in addition to the information set forth in
Item 4.

    CERTIFICATE OF INCORPORATION. The Company's Restated Certificate of Incorporation, as amended (the "CERTIFICATE OF INCORPORATION"), contains certain provisions that may delay, defer or prevent a takeover of the Company. The Company's Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock (the "PREFERRED STOCK") and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of these shares, without further vote or action by the stockholders. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The Board of Directors may issue Preferred Stock with voting, conversion and exchange rights which would adversely affect the voting power of the holders of Common Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company.

    One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. In the Merger Agreement, the Company has agreed not to issue any such additional shares.

    The Company is subject to the "business combination" section of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the business combination or the transaction in which the person becomes an interested stockholder is approved by the Board of Directors prior to the date the interested stockholder obtained such status,
(ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. An "interested stockholder" is a person who owns 15% or more of a corporation's voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of its voting stock at any time within the three year period prior to the transaction. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

    The foregoing summary of the Certificate of Incorporation is qualified in its entirety by reference to the Certificate of Incorporation, a copy of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

                        MATERIAL TO BE FILED AS EXHIBITS

    The following Exhibits are filed herewith:

Exhibit 1--Agreement and Plan of Merger, dated as of August 3, 1998, by and among Parent, Purchaser and the Company (filed herewith).

Exhibit 2--Pages 5 and 6 of Proxy Statement, dated April 2, 1998, relating to the Company's 1998 Annual Meeting of Stockholders (filed herewith).

Exhibit 3*--Opinion of Credit Suisse First Boston Corporation, dated August 3, 1998 (filed herewith).

Exhibit 4--Restated Certificate of Incorporation of the Company, as amended (filed as an exhibit to the Company's Registration Statement No. 33-80646, and incorporated herein by reference).

Exhibit 5--Employment Agreement, dated February 24, 1993, between the Company and Chand B. Vyas (filed as an exhibit to the Company's Form 10-K dated March 30, 1995, and incorporated herein by reference).

Exhibit 6--Special Bonus and Severance Pay Plan (filed as an exhibit to the Company's Form 10-K dated March 24, 1998 and incorporated herein by reference).

Exhibit 7--Press Release, dated August 3, 1998 (filed herewith).

Exhibit 8*--Letter to Stockholders of the Company, dated August 5, 1998 (filed herewith).

--------------

*   Included in the materials sent to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                ZEIGLER COAL HOLDING COMPANY

                                By:             /s/ BRENT L. MOTCHAN
                                     -----------------------------------------
                                                  Brent L. Motchan
                                        VICE PRESIDENT, GENERAL COUNSEL AND
                                                     SECRETARY

Dated: August 5, 1998

                                    ANNEX I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about August 5, 1998 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Zeigler Coal Holding Company (the "Company") to the holders of record of shares of Common Stock, $.01 par value, of the Company (the "Shares" or "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board of Directors").

    On August 3, 1998, the Company, AEI Resources, Inc., a Delaware corporation ("Parent"), and Zeigler Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in accordance with the terms and subject to the conditions therein, (i) Parent and Purchaser commenced a tender offer (the "Offer") for any and all outstanding Shares at a price of $21.25 per Share, net to the seller in cash, without interest thereon (the "Purchase Price"), and (ii) at the Effective Time (as such term is defined in the Merger Agreement), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    The Merger Agreement provides that, promptly upon the purchase of Shares by Parent or Purchaser pursuant to the Offer, Purchaser will be entitled to designate at least a number of directors on the Company's Board of Directors equal to the product of (i) the total number of directors on the Company's Board of Directors and (ii) Purchaser's percentage ownership of the outstanding Shares of the Company. The Company will either increase the size of the Company's Board of Directors or secure the resignation of the necessary number of directors to enable Purchaser's designees to be elected to the Company's Board of Directors, and will cause such designees to be elected to the Company's Board of Directors. The Company expects that all of the current members of the Board of Directors will resign effective upon the purchase of Shares by Parent or Purchaser pursuant to the Offer. The Purchaser intends to designate five individuals for election to the Board of Directors, who would constitute all of the Company's directors upon the consummation of the Merger and the resignation of all of the Company's current directors. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

    The following information is given as of the date of the Schedule 14D-9, August 5, 1998, unless indicated otherwise. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 5, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 1, 1998, unless extended.

    The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                CERTAIN INFORMATION WITH RESPECT TO THE COMPANY

                          VOTING RIGHTS AND PROCEDURES

    The Common Stock is the only issued and outstanding class of stock. At the close of business on July 28, 1998, the Company had issued and outstanding 28,222,671 shares of Common Stock. Each Share entitles the holder thereof to one vote on each matter submitted to a vote of stockholders.

                               BOARD OF DIRECTORS

INFORMATION ABOUT DIRECTORS

    MICHAEL K. REILLY. Age 65. Mr. Reilly has been Chairman of the Board since 1985, and from 1985 until December 31, 1994, was Chief Executive Officer of the Company. Mr. Reilly was President of the Company from its organization in 1983 until 1991. Mr. Reilly was President of Zeigler Coal Company from 1980 until its acquisition by the Company in 1985. Mr. Reilly is also a past chairman of the Bituminous Coal Operators Association ("BCOA"), past chairman of the Illinois Coal Association, a past director and past chairman of the National Coal Association, a past director of the National Mining Association and is currently a director of Newmont Mining Corporation and Newmont Gold Company.

    CHAND B. VYAS. Age 53. Mr. Vyas has been President and Chief Executive Officer of the Company since January 1, 1995. Prior to his election as President and Chief Executive Officer, Mr. Vyas held the following positions with the
Company: 1991-1994 President and Chief Operating Officer; 1989-1991 Executive Vice President; February 1989 to November 1989 Senior Vice President--Finance and Administration; 1985-1988 Vice President and Chief Financial Officer.

    ROLAND E. CASATI. Age 67. Mr. Casati has been a real estate developer and has also been active in venture capital investments for more than the last five years.

    ROBERT W. ERICSON. Age 49. Mr. Ericson has been a Partner of the law firm of Winston & Strawn since 1983.

    JOHN F. MANLEY. Age 47. Mr. Manley has been President of Chicago City Capital Group and the General Partner for the Kinman Limited Partnership, a private investment partnership, for more than the last five years.

COMMITTEES OF THE BOARD

    The Company has established standing Audit and Compensation Committees.

    The Audit Committee reviews and makes recommendations to the Board of Directors regarding internal accounting and financial controls and accounting principles, auditing practices, the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. The members of the Audit Committee in 1997 were Messrs. Reilly and Ericson. The Audit Committee held two meetings in 1997.

    The Compensation Committee has the authority of the Board of Directors with respect to the compensation, benefit and employment policies and arrangements for all officers of the Company. The Committee also administers the Company's Stock Appreciation Plan and its Stock Option Plan and has authority to grant options to eligible employees of the Company and of its subsidiaries. The members of the Compensation Committee in 1997 were Messrs. Manley and Casati. The Compensation Committee held two meetings in 1997.

DIRECTORS' COMPENSATION

    Directors who are not employees of the Company receive a quarterly retainer of $5,000 for their service as directors and receive a fee of $2,000 for each Board meeting and each meeting of the Audit Committee or Compensation Committee they attend. The Directors who are also employees of the Company do not receive any additional compensation for serving on the Board of Directors or attending board or committee meetings.

                      EXECUTIVE OFFICERS OF THE REGISTRANT

    The executive officers and certain key employees of the Company, their ages as of December 31, 1997, and positions held during the last five years are as follows:

NAME                                                     AGE                             POSITION
---------------------------------------------------      ---      ------------------------------------------------------
Chand B. Vyas......................................          53   President, Chief Executive Officer and Director
Michael V. Altrudo.................................          49   President of Franklin Coal Sales Company
Francis L. Barkofske...............................          58   Senior Vice President & Chief Financial Officer
Michael D. Bauersachs..............................          33   President of Phoenix Land Company
W. Douglas Blackburn, Jr...........................          47   Senior Vice President, Operations
Sharad M. Desai....................................          49   Treasurer
Paul D. Femmer.....................................          45   Controller
Bruce W. Kranz.....................................          49   Vice President, Zeigler Environmental Services Company
Coy K. Lane........................................          37   President of Bluegrass Coal Development Company
James W. Mahler....................................          49   President of Americoal Development Company
Robert L. McPeak...................................          45   President, Zeigler Property Development Company
Brent L. Motchan...................................          48   Vice President, General Counsel and Secretary
Tayeb B. Tahir.....................................          43   President of EnerZ Corporation
Alan D. Williams...................................          51   President of Zenergy, Inc.
John C. Willson....................................          48   President of Trinton Coal Company
David M. Young.....................................          47   President of Mountaineer Coal Development Company

    CHAND B. VYAS--Mr. Vyas has been President since 1991 and Chief Executive Officer since January 1, 1995. Prior to his election as Chief Executive Officer, Mr. Vyas held the following positions with the Company: 1991-1994 Chief Operating Officer; 1989-1991 Executive Vice President; February 1989 to November 1989 Senior Vice President--Finance and Administration; 1985-1989 Vice President and Chief Financial Officer. Mr. Vyas joined Zeigler Coal Company in 1982 as a Director and Vice President, Finance. He is a past director of the Center for Energy and Economic Development, the National Coal Association and the National Mining Association.

    MICHAEL V. ALTRUDO--Mr. Altrudo has been President of Franklin Coal Sales Company, the Company's marketing and sales subsidiary since November 1995. From November 1992 to October 1995, he was Executive Vice President of Sales for Franklin Coal Sales Company. He was Vice President of Sales for Franklin Coal Sales Company from April 1992 to October 1992. From February 1988 to March 1992, he was Vice President of Domestic Coal & Coke Sales with Drummond Coal Sales Company.

    FRANCIS L. BARKOFSKE--Mr. Barkofske has been Senior Vice President and Chief Financial Officer since October 1997. From September 1996 to October 1997 he was Vice President, Administration; from November 1995 to August 1996, he was Vice President, Corporate Affairs; from October 1994 to October 1995, he was Vice President, External Affairs; and from July 1992 to October 1994, he was Vice President, Government Relations. From October 1990 to July 1992, Mr. Barkofske was a partner and Chairman of the Natural Resources Practice area of the law firm of Thompson & Mitchell. Prior thereto, he was Senior Vice President, Legal & Public Affairs and Secretary of Peabody Holding Company, Inc.

    MICHAEL D. BAUERSACHS--Mr. Bauersachs has been President of Phoenix Land Company since May 1996. From January 1996 to April 1996, he was General Manager of Land and Development and from August 1994 to December 1995, he was Manager of Property Development for Phoenix Land Company.

Prior to joining the Company, Mr. Bauersachs was Vice President of Real Estate for Ark Land Company, a subsidiary of Arch Mineral Corporation. From 1993 and prior thereto, he held various real estate positions within Ark Land Company.

    W. DOUGLAS BLACKBURN, JR.--Mr. Blackburn has been Senior Vice President, Operations since November 1994. Mr. Blackburn joined the Company on June 20, 1994 as the President of Old Ben Coal Company. Prior thereto, he served as a consultant to the coal industry from 1992 to 1994 and as Senior Vice President of Operations at Mapco Coal, a coal mining company, from 1990 to 1992.

    SHARAD M. DESAI--Mr. Desai has been Treasurer of the Company since January 1993. He previously held various positions in the financial and accounting areas at Zeigler since joining the Company at its inception.

    PAUL D. FEMMER--Mr. Femmer has been Controller of the Company since March 1994. From May 1990 to March 1994 he was Controller of Sigma Chemical Company. Prior thereto, he was a Senior Manager with Price Waterhouse, LLP.

    BRUCE W. KRANZ--Mr. Kranz has been Vice President of Zeigler Environmental Services Company since December 1996. From 1992 until joining Zeigler Environmental Services Company, Mr. Kranz was a Branch Manager and Principal-in-Charge for the Cleveland, Ohio office of Metcalf & Eddy, Inc., a professional services consulting company.

    COY K. LANE--Mr. Lane has been President of Bluegrass Coal Development Company since November 1995. From March 1995 to October 1995, he was President of Old Ben Coal Company. In October 1994, he joined Zeigler Coal Holding Company as General Manager of the Indiana Operations of Old Ben Coal Company until February 1995. From January 1994 to September 1994, he was General Manager of the Ashland Division of Pittston Coal Group for Addington, Inc. operations. From April 1993 to December 1993, he was Manager of Operations Development for Addington, Inc. From May 1990 to March 1993, he was Assistant Vice President of Operations for Pen Coal Corporation.

    JAMES W. MAHLER--Mr. Mahler has been President of Americoal Development Company, the Company's non-mining and business development subsidiary, since 1992. Prior thereto, he was Vice President, Administration for Zeigler, a position he held from 1990 to 1992. From 1988 to 1990, Mr. Mahler was Controller of BP Coal (U.S.A.) Inc.

    ROBERT L. MCPEAK--Mr. McPeak has been President of Zeigler Property Development Company since May 1997. Prior thereto he was Manager of Material Service of the Company, a position he held from 1986 to 1997.

    BRENT L. MOTCHAN--Mr. Motchan has been Vice President, General Counsel and Secretary of the Company since 1985. From 1977 to 1985, he was the Assistant General Counsel and Director of Real Estate for Arch Mineral Corporation, a coal mining company.

    TAYEB B. TAHIR--Mr. Tahir has been President of EnerZ Corporation since September 1996. From 1994 to August 1996, he was with PIRA Energy Group in New York where he was Director, International Global Gas Group. Prior to 1994, he served various positions with Consolidated Edison Company.

    ALAN D. WILLIAMS--Mr. Williams has been President of Zenergy, Inc. since August 1997. From March 1997 to July 1997 he was Vice President Business Development & Marketing of the Company. From February 1996 to March 1997, he was Manager of Business Development of the Company and from April 1993 to January 1996, he was Senior Vice President of Marketing for Franklin Coal Sales, the Company's marketing subsidiary. Prior thereto, he was President of Triton Coal Company.

    JOHN C. WILLSON--Mr. Willson has been President of Triton Coal Company since January 1996. From March 1995 to December 1995, he was Vice President of SMC Western Operations. From 1989 to 1994, Mr. Willson was President of the Eastern Division of Costain Coal, Inc.

    DAVID M. YOUNG--Since November 1995, Mr. Young has been President of Mountaineer Coal Development Company. Prior thereto, he was President of Marrowbone Development Company and Wolf Creek Collieries Company. From November 1992 to June 1994, Mr. Young was President of Old Ben Coal Company. He was Vice President of the Company's Illinois Division of mining operations from September 1991 to November 1992. Mr. Young was employed in various capacities by Old Ben Coal Company's West Virginia Division prior to September 1991.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth information as of January 31, 1998, (unless otherwise noted) with respect to beneficial ownership of the Company's Common Stock by any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares, each director, each nominee for director, the five named executive officers and all directors and executive officers as a group. Unless otherwise indicated, each beneficial owner possesses sole voting and investment power with respect to the shares listed in this table.

NAME                                                           NUMBER OF SHARES   PERCENTAGE
------------------------------------------------------------  ------------------  -----------
Kinman Limited Partnership(1)...............................         5,801,738          20.6%
Neuberger & Berman, LLC(2)..................................         1,480,700           5.3%
Michael K. Reilly(3)........................................         1,254,350           4.4%
Chand B. Vyas(4)(7).........................................         1,036,307           3.6%
Roland E. Casati(5).........................................         2,176,000           7.7%
Robert W. Ericson...........................................             2,000             *
John F. Manley(6)...........................................         5,801,738          20.6%
W.D. Blackburn, Jr.(7)......................................            82,611             *
John C. Willson(7)..........................................            23,288             *
Coy K. Lane(7)..............................................            22,585             *
David M. Young(7)...........................................            43,776             *
All directors and executive officers as a group
  (20 persons)(3)(4)(5)(6)(7)...............................        10,932,556          38.0%

------------------------

*   Represents less than 1%

(1) The address of the Kinman Limited Partnership ("Kinman") is c/o Chicago City Capital Group, Suite 9300, Sears Tower, Chicago, Illinois 60606. Mr. Manley, a director of the Company, is the sole general partner of, and as such effectively controls Kinman.

(2) The source of this information is the Schedule 13G of Neuberger & Berman, LLC dated February 9, 1998 filed with the Securities and Exchange Commission. The address of Neuberger & Berman, LLC is 605 Third Avenue, New York, New York 10158. Neuberger & Berman, LLC reported that it had shared power of disposition with respect to 1,480,700 shares, shared power to vote 1,175,200 shares and sole power to vote 162,400 shares.

(3) Includes 391,100 shares held by MKR Investments L.P., a family partnership. Does not include shares of Common Stock owned by Mr. Reilly's children and trusts for the benefit of Mr. Reilly's grandchildren as to which Mr. Reilly disclaims beneficial ownership.

(4) Includes 639,920 shares held through a trust for Mr. Vyas and 150,400 shares owned by trusts for Mr. Vyas' children for which Mr. Vyas acts as trustee. Mr. Vyas disclaims beneficial ownership of the shares owned by trusts for his children.

(5) The address of Mr. Casati is 2700 River Road, Des Plaines, Illinois 60018.

(6) Reflects 5,801,738 shares held of record by Kinman. Mr. Manley is the sole general partner of Kinman and, as such, may be deemed to own beneficially shares owned by Kinman. The address of Mr. Manley is c/o Chicago City Capital Group, Suite 9300, Sears Tower, Chicago, Illinois 60606.

(7) Includes shares which may be acquired upon exercise of options granted under the Company's Stock Option Plan which were exercisable within 60 days of the mailing date of this Proxy Statement, as follows: Mr. Vyas--242,880 shares; Mr. Blackburn--62,800 shares; Mr. Willson--14,000 shares; Mr. Lane--14,400 shares; Mr. Young--31,200 shares; and all directors and executive officers as a group--577,600 shares.

                  COMPLIANCE WITH THE SECURITIES EXCHANGE ACT

    The Company's executive officers and directors are required under the Securities Exchange Act of 1934 to file reports of ownership and changes of ownership of common stock of the Company with the Securities and Exchange Commission and the New York Stock Exchange. Copies of these reports must also be furnished to the Company.

    Based solely on a review of the copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that during 1997 all executive officers and directors complied with all applicable filing requirements.

                       COMPENSATION OF EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

    The following table sets forth the annual and long-term compensation during the last three fiscal years paid or granted by the Company or its subsidiaries to, or accrued for, the Chief Executive Officer and the four highest paid executive officers of the Company and its subsidiaries during 1997:

                                                ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                                    -------------------------------------------  ----------------------------------
  NAME AND PRINCIPAL                                            OTHER ANNUAL           AWARD             LTIP
 POSITION DURING 1997      YEAR      SALARY($)    BONUS($)      COMPENSATION      OPTIONS/SAUS(#)     PAYOUTS($)
-----------------------  ---------  -----------  -----------  -----------------  -----------------  ---------------
Chand B. Vyas--               1997     487,500       --              10,750            100,000            --
  President and Chief         1996     425,000      600,000          10,500            100,000            --
  Executive Officer           1995     425,000      250,000          10,500                 --            --
W.D. Blackburn, Jr.--         1997     198,750       --               3,950             30,000            --
  Senior Vice President       1996     189,583      188,650           3,950             40,000            --
  Operations                  1995     175,000       65,000          17,678                 --            --
John C. Willson--             1997     164,167       25,000           4,500             10,000            --
  President Triton Coal       1996     158,333      120,000          47,113             15,000            --
  Company(1)                  1995     125,000       37,500           3,000             16,000            --
Coy K. Lane--                 1997     143,333       36,250           4,300             10,000            --
  President Bluegrass         1996     133,333      101,250          27,645             25,000            --
  Coal Development            1995     122,759       35,000           2,602                 --            --
  Company
David M. Young--              1997     164,231       15,000           5,830             10,000            --
  President Mountaineer       1996     166,211      120,000          37,099             10,000            --
  Coal Development            1995     160,000       30,000           4,231                 --            --
  Company

  NAME AND PRINCIPAL            ALL OTHER
 POSITION DURING 1997        COMPENSATION($)
-----------------------  -----------------------
Chand B. Vyas--                    --
  President and Chief              --
  Executive Officer                --
W.D. Blackburn, Jr.--              --
  Senior Vice President            --
  Operations                       --
John C. Willson--                  --
  President Triton Coal            --
  Company(1)                       --
Coy K. Lane--                      --
  President Bluegrass              --
  Coal Development                 --
  Company
David M. Young--                   --
  President Mountaineer            --
  Coal Development                 --
  Company

------------------------

(1) Mr. Willson's employment commenced in March 1995.

EMPLOYMENT AGREEMENTS

    Mr. Vyas has an employment agreement with the Company, dated as of February 24, 1993, as amended, which provides for his employment by the Company as President and, if so elected, Chief

Executive Officer at an annual salary and bonus to be determined by the Board of Directors. Mr. Vyas' employment may be terminated by him or the Company on 30 days' notice. If he is terminated for other than cause, or he terminates his employment as a result of an unacceptable change in his duties, a change of control of Zeigler or other "Good Reason" (as defined therein), Mr. Vyas would be entitled to severance payments for three years following termination in an amount equal to three times his Average Compensation as well as certain other benefits related to his supplemental retirement payments and acceleration of vesting of his stock options. In the event of Mr. Vyas' death, his estate is entitled to receive two times his Average Compensation. The employment agreement provides that upon retirement, Mr. Vyas would be entitled to supplemental retirement payments equal to the excess, if any, of (i) the amount he would receive under the Company's pension plan (described below) if effect were not given to limitations imposed by the Internal Revenue Code and if his compensation included his bonuses over (ii) the annual amount payable to Mr. Vyas under such pension plan plus annual social security benefits payable to him. The estimated annual supplemental retirement payment payable to Mr. Vyas upon his normal retirement date was $315,000 as of December 31, 1997. Mr. Vyas' employment agreement also provides that he will not compete with the Company during the employment term and for a period of one year following termination.

CHANGE IN CONTROL ARRANGEMENTS

    SPECIAL BONUS AND SEVERANCE PAY PLAN. In December, 1997, Zeigler announced that it was reviewing strategic alternatives to increase stockholder value, including a possible sale of the Company. In connection therewith Zeigler adopted a special bonus and severance pay plan which provides that certain of Zeigler's executives and other non-union personnel would receive specified retention payments if a sale of Zeigler or other change of control (as defined in the plan) occurred prior to December 31, 1998 and severance payments if the employment of such person were terminated in certain circumstances during the twelve months following such sale or other change of control. The plan also provides that any unvested stock options will vest upon a sale of the Company or other change in control. Any severance payment otherwise due an executive under this plan would be reduced by severance amounts payable under his or her employment contract. The amounts of such payments vary based on the classification of the covered employee and his or her compensation level and tenure with the Company. The amounts payable to Messrs. Blackburn, Willson, Lane and Young under the plan, as of April 2, 1998 are: $220,000.00, $164,983.50, $143,550.00 and $164,983.50 respectively, in the event of change in control and $440,000.00, $330,016.50, $291,450.00 and $330,016.50, in the event such individual becomes entitled to severance payments (after reduction of the amount paid upon a change in control). In addition, if a sale of the Company occurs during 1998 each of the named individuals would be entitled to receive a special bonus of $150,000 and possibly other payments determined in the discretion of Messrs. Manley and Reilly. Change in control arrangements applicable to Mr. Vyas are discussed in "Employment Agreements" above.

STOCK APPRECIATION AND STOCK OPTION PLANS

    STOCK APPRECIATION PLAN. Certain key employees of the Company and its subsidiaries have been granted stock appreciation units ("SAUs") under the Company's Stock Appreciation Plan (the "Stock Appreciation Plan"). Each participant in the Stock Appreciation Plan is entitled to receive a cash payment at "maturity" for each SAU which has become vested based upon the increase in fair value (as defined) of a share of the Company's Common Stock from the effective date of the award of the SAU. Vested SAUs mature on the earliest of the termination of the participant's employment with the Company, the sixth anniversary of the date of grant, the sale of the Company or the written election of the participant. The Stock Appreciation Plan is administered by the Compensation Committee of the Board of Directors. There were 73,600 SAUs outstanding as of December 31, 1997, all of which are fully vested and mature in 1998. Under the Stock Appreciation Plan, "fair value" is based on the "market price" of the Company's Common Stock.

    STOCK OPTION PLAN. In 1994 the Company's Board of Directors and stockholders adopted its Stock Option Plan (the "Option Plan"). A total of 2,560,000 shares of Common Stock were reserved for issuance upon exercise of options granted under the Option Plan. The purpose of the Option Plan is to attract and retrain qualified personnel and to provide additional incentive to executive and other key employees of the Company and its subsidiaries. The Option Plan is administered by the Compensation Committee (the "Committee") which determines the terms of the options granted under the Option Plan, including the exercise price, number of shares subject to the option and exercisability. Generally, options may be transferred by the optionees by will or the laws of descent or distribution or to such transferees and on such terms and conditions as the Committee approves. Each option may be exercised, during the lifetime of the optionee, only by the optionee. The exercise price of all options granted under the Option Plan must equal at least the fair market value of the Common Stock of the Company on the date of grant.

    Unless the Committee specifies otherwise in the option grant, options granted will vest and become exercisable with respect to 20% of the Common Stock issuable upon exercise thereof on each anniversary of the grant date, and the reminder shall vest on the fifth anniversary of the grant date. At the discretion of the Committee, options may be made exercisable in one or more installments upon (i) occurrence of certain events, (ii) passage of time, (iii) fulfillment of certain conditions, or (iv) achievement of corporate performance goals. In the event of the Sale of the Company (as defined therein), the Committee may provide, in its discretion, that (i) outstanding options shall become immediately exercisable and shall terminate if not exercised as of the date of the Sale of the Company or any other designated date, or (ii) that such options shall only provide the right to receive the excess of the consideration per share of Common Stock offered in such Sale of the Company over the exercise price of such options.

OPTION/SAU GRANTS, EXERCISES AND YEAR-END VALUE TABLE

    The following table sets forth, for the named executive officers, the number and value of options granted during 1997.

                                                     PERCENT OF TOTAL
                              NUMBER OF SECURITIES    OPTIONS GRANTED                                   GRANT DATE
                               UNDERLYING OPTIONS     TO EMPLOYEE IN    EXERCISE PRICE   EXPIRATION   PRESENT VALUE
            NAME                   GRANTED(#)           FISCAL YEAR         ($/SH)          DATE           ($)
----------------------------  ---------------------  -----------------  ---------------  -----------  --------------
Chand B. Vyas...............           100,000               23.0%         $   23.38        3/21/07        963,895(1)
W.D. Blackburn, Jr..........            30,000                6.9%         $   26.25        2/25/07        330,150(2)
John C. Willson.............            10,000                2.3%         $   26.25        2/25/07        110,050(2)
Coy K. Lane.................            10,000                2.3%         $   26.25        2/25/07        110,050(2)
David M. Young..............            10,000                2.3%         $   26.25        2/25/07        110,050(2)

------------------------

(1) The present value of options at date of grant was estimated using the Black-Scholes model with the following assumptions: 1) expected life of 7 years; 2) risk-free interest rate of 5.52%; 3) volatility of 34.98%; and 4) dividend yield of 1.28%.

(2) The present value of options at date of grant was estimated using the Black-Scholes model with the following assumptions: 1) expected life of 7 years; 2) risk-free interest rate of 5.2%; 3) volatility of 34.98%; and 4) dividend yield of 1.14%.

    None of the named executive officers was granted any SAUs during 1997.

    The following table sets forth, for the named executive officers, the number and value of exercised options and SAUs during 1997 and the number and value of unexercised options and SAUs as of December 31, 1997.

                                                                         NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                                                                            OPTIONS/SAUS AT                OPTIONS/SAUS AT
                                                                               FY-END(#)                    FY-END($)(1)
                                                                     -----------------------------  -----------------------------
                                  SHARES ACQUIRED   VALUE REALIZED    VESTED OR      UNVESTED OR     VESTED OR      UNVESTED OR
        NAME                        ON EXERCISE           ($)        EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
--------------------             -----------------  ---------------  ------------  ---------------  ------------  ---------------
Chand B. Vyas.......  Options           --                --             202,880        250,720         389,857        400,639
                      SAUs              --                --              --             --              --             --
W.D. Blackburn,       Options           --                --              48,800         83,600         104,094        154,557
  Jr................  SAUs              --                --              --             --              --             --
John C. Willson.....  Options           --                --               9,400         31,600          28,942         60,761
                      SAUs              --                --              --             --              --             --
C.K. Lane...........  Options           --                --               9,400         28,400          40,142         60,959
                      SAUs              --                --              --             --              --             --
David M. Young......  Options           --                --              27,200         26,800          40,804         40,518
                      SAUs              32,000           748,689          16,000         --             188,370         --

------------------------

(1) Based on the closing price on the New York Stock Exchange on December 31, 1997 of $16.31 per share.

RETIREMENT PLANS

    All non-union employees of Zeigler Coal Holding Company and its subsidiaries are eligible to participate in the Mining Companies Pension Plan, a defined benefit pension plan intended to qualify under Section 401(a) of the Code (the "pension plan"). The pension plan is a cash balance plan whereby each participant's benefit is determined based upon the assumed cash balance credits and earnings which are credited to the participant's nominal account. The cash balance credits range from 5% to 6.5% of the participant's annual compensation. Each account is credited with assumed earnings equal to the 5-year Treasury note rate, subject to a 5% minimum and a 12% maximum rate. The normal retirement age under pension plan is age 60. Certain participants under this plan may be entitled to a minimum benefit under the pension plan equal to the amount which would have been provided under a prior defined benefit formula.

    Compensation under the pension plan generaly refers to the base salary (up to $150,000 for 1997 as limited by the Code) for services rendered to the Company and its subsidiaries including pre-tax deferrals, but excluding items such as bonuses, the value of stock awards and employer contributions to retirement plans at December 31, 1997. As of December 31, 1997, the estimated annual benefit (assuming a 7.5% return on each participant's nominal account) payable to Messrs. Vyas, Blackburn, Willson, Lane and Young upon their normal retirement date was $53,657, $27,438, $19,860, $65,680, and $37,155, respectively. As of December 31, 1997, Messrs, Vyas, Blackburn, Willson, Lane and Young had approximately 16, 3, 2, 3, and 13 years of credited service, respectively, under the pension plan. Benefits are computed on a straight life annuity basis and payable under several actuarially determined alternatives.

    All non-union employees of Zeigler Coal Holding Company are also eligible to participate in either the Zeigler Salaried Employees Savings Plan or the Mining Companies Pay Deferral Plan, defined contribution 401(k) plans intended to qualify under Section 401(a) of the Code (the "savings plan"). Participants may contribute to the savings plan on a pre-tax basis. The Company matches a portion of the amount contributed under the Zeigler Salaried Employees Savings Plan. The Company's matching contribution equals $.50 for each dollar contributed (not to exceed 3% of compensation), plus an additional match (not to exceed another 3% of compensation) if the Company meets certain performance criteria. The compensation which may be considered for this purpose is limited by the Code to

$150,000 in 1997. There is generally no Company matching under the Mining Companies Pay Deferral Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During 1997, the Company made a short-term loan for personal purposes to Paul D. Femmer, Controller of the Company. This loan, the largest aggregate amount outstanding of which was approximately $85,000 (including accrued interest), bore interest at the rate of 10% per annum and was paid in full prior to December 31, 1997.

    The Company intends to enter into an agreement with Paul Femmer and Chand Vyas relating to the termination of Femmer's employment and other matters arising out of business and employment relationships between Femmer, Vyas and the Company and certain claims made by Femmer.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of Zeigler's Board of Directors has responsibility for establishing the compensation (including employee benefits not generally available to salaried employees) of the Company's principal executive officers and other higher paid personnel. The Compensation Committee also serves as the committee established under Zeigler's Stock Option Plan with authority to fix the terms of, and grant options under, such plan. The Compensation Committee is comprised solely of non-employee directors.

    In general, the Compensation Committee strives to meet the following objectives in making compensation decisions for executive personnel: (1) provide overall compensation that enables the Company to attract and retain highly qualified personnel; (2) to authorize compensation that is fair to Zeigler employees, fair to Zeigler shareholders, and fair comparing the different organizational levels; and (3) to design compensation that creates both substantial incentives as well as alignment with short and long term shareholder interests.

    In general, the Committee does not intend to approve compensation to the Company's executive officers in excess of $1,000,000, unless such compensation meets the performance based standards set forth in Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended, or the Committee determines that such compensation is otherwise appropriate in the specific instance. The Committee consults with tax advisors as necessary to avoid any unintended results.

    There are currently three principal components of senior executive compensation: (i) base salaries, (ii) annual cash bonuses and (iii) stock options. Salaries are determined primarily on the basis of industry standards as applied to each executive's background, responsibilities and overall performance with the Company and are adjusted every 12 to 24 months. In general, the Committee's policy has been to have the incentive based components of compensation (i.e., bonuses and stock related plans) constitute a higher proportion of an executive's overall compensation. In its review, the Committee takes into account high growth goals for the Company balanced by the complexities of transitioning from a pure coal mining company. The Committee has also reviewed the compensation plans of high growth companies in a number of industries. Details of this review include the dollar amounts of salaries and bonuses, the relationship of stock options and bonuses to salaries, company size, total shareholder return and shares outstanding; the alignment of compensation between organization levels; and the breadth of incentive plans.

    Annual bonuses are considered to represent the short-term incentive portion of executive compensation and are based on actual financial performance as compared to the Company's financial plan as well as the assessment of the executive's overall performance during the year. Financial performance is measured principally by operating income cash flow of the Company and total return to shareholders (based primarily on the value of the Company's shares). In the case of officers responsible for a particular business unit, the performance of that unit is a principal measure. Targeted bonus amounts are set for each executive officer. With respect to 1997, the Committee determined, based on the significant negative shareholder returns during 1997, that neither Mr. Vyas nor Mr. Blackburn would receive a bonus. For the other named executive offiers the Committee approved bonuses ranging from 9% to 25% of their base salaries.

    Long-term incentives for executives are provided by Zeigler's Stock Option Plan. Stock option grants under the Stock Option Plan are intended to provide rewards which are earned by executives over a substantial period of employment and which reflect growth in the value of stockholder equity and align the interests of key personnel with those of stockholders. The policy of the Compensation Committee is to consider option grants for executives annually and has been to provide option vesting in annual increments over a number of years. In making individual grants, the Committee also considers the amount and terms of prior option grants to each individual. The Committee granted options for 100,000 shares to Mr. Vyas in 1997.

    Finally, in 1997, the Compensation Committee participated in the development of the Special Bonus and Severance Pay Plan described elsewhere in this Information Statement.

                                          By the Compensation Committee:
                                          John F. Manley (Chairman)
                                          Roland E. Casati

                               PERFORMANCE GRAPH

    The following graph compares the cumulative total return on $100 invested on September 30, 1994 (the first day of public trading of the Common Stock) through December 30, 1997 in (i) the Common Stock of the Company, (ii) the S&P 400 Mid-Cap Index, and (iii) a market weighted peer company index of Ashland Coal, Inc. (now known as Arch Coal, Inc.), Cyprus Amax Minerals Co. and Pittston Minerals Group (the "Peer Companies").

                  COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
     ZIEGLER COAL HOLDING COMPANY, S&P 400 MID-CAP INDEX AND PEER COMPANIES

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            ZEIGLER COAL    PEER COMPANIES (1)     S&P 400 MID-CAP
9/30/94               100                    100                 100
12/31/94            76.13                  86.85              100.49
12/29/95            91.41                  83.83              135.24
12/31/96           142.99                  81.58              166.35
12/31/97           110.56                   58.3              217.95

                                                         PEER                  S&P 400
         DATE                ZEIGLER COAL            COMPANIES(1)              MID-CAP
----------------------  ----------------------  ----------------------  ----------------------
       9/30/94                  100.00                  100.00                  100.00
       12/31/94                 76.13                   86.85                   100.49
       12/29/95                 91.41                   83.83                   135.24
       12/31/96                 142.99                  81.58                   166.35
       12/31/97                 110.56                  58.30                   217.95

(1) The Peer Companies index no longer reflects the trading activities of Addington Resources, Inc. (the stock of which is no longer traded because of the acquisition of such company as of December 20, 1996 by Republic Industries, Inc., a diversified company operating in several industries other than coal mining) nor the trading activities of Westmoreland Coal Company (trading in the stock of which was halted by the New York Stock Exchange on December 23, 1996). In 1997, Ashland Coal, Inc. was merged with Arch Mineral Corporation, with the surviving corporation now known as Arch Coal, Inc.

                   CERTAIN INFORMATION WITH RESPECT TO PARENT

PARENT DESIGNEES

    Set forth below are the names, ages, present principal occupations, five year employment history and other directorships held in public companies of the persons designated by Parent for appointment or election to the Board of Directors (the "Parent Designees"). Such information has been provided by Parent to the Company. The address of each Parent Designee is 1500 North Big Run Road, Ashland, Kentucky 41102 and each such person is a citizen of the United States.

                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
                   NAME                              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------
Larry Addington...........................  Mr. Addington has been a director of Parent since its organization and has substantial experience in the operation of coal mining ventures. His first mining company, Addington Brothers Mining
                                            Company, began mining coal in eastern Kentucky in 1972 and was sold to Ashland Oil in 1976. In 1978, Larry Addington formed Pyramid, which mined coal in western Kentucky and was sold to First
                                            Mississippi in 1981. In 1984, Larry Addington formed Addington
                                            Resources, Inc. which became a public company in 1987, and which primarily conducted coal mining and integrated solid waste disposal operations. Larry Addington is the brother of Robert and Stephen
                                            Addington, who are directors of Parent and Purchaser.

Robert Addington..........................  Mr. Addington, Senior Vice President--Eastern Operations and a
                                            director of Parent, has been involved in the coal mining business since 1970. With Larry Addington and Bruce Addington, he founded
                                            Addington Brothers Mining, which was sold to Ashland Oil in 1976. He served as an officer and director of Addington Resources from 1986 until 1995.

Stephen Addington.........................  Mr. Addington, a director of Parent, was the Regional Manager of southern Ohio and northeastern Kentucky surface coal mines for a subsidiary of Addington Resources from 1990 until 1992. From 1992 until 1995, he was the Vice President of Operations for Addington
                                            Environmental, Inc., and presently is a Division Manager of Tennessee
                                            Mining an a consultant to Kindill Mining , Inc.

Stonie Barker.............................  Mr. Barker, a director, has been involved in the coal mining business since 1951. He has served as President, Chief Executive Officer and
                                            Chairman of the Board of Island Creek Coal Company, Executive Vice
                                            President of Occidental Petroleum Corporation, and is currently
                                            President of the Executive Energy Company, and a director of Kaiser
                                            Steel Corporation.

Robert Anderson, Jr.......................  Mr. Anderson, a director since August 1998, has over 45 years of experience in the coal industry. He has been Chairman of the Board of
                                            Directors of Centennial Resources, which mines and markets coal, since 1995. From 1976 until 1995, Mr. Anderson served in various senior executive capacities, including as President and Vice Chairman of the Board, with ANDALEX Resources, Inc., which mines and markets coal.

                     SECURITY OWNERSHIP OF PARENT DESIGNEES

    The Company has been advised by Parent that no Parent Designee directly or beneficially owns shares of Common Stock of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Based solely on the information provided by Parent, there have been no transactions or series of transactions, since January 1, 1997, to which the Company or any of its Subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any of the Parent Designees had or will have a direct or indirect material interest, nor has any Parent Designee been indebted to the Company or its subsidiaries in an amount in excess of $60,000 or been involved in a material business relationship with the Company or its subsidiaries.